Exhibit 99.221

mCloud Offers Connected Indoor Air Quality Solutions to New York Area Businesses through Con Edison Program

First-of-a-kind program enables businesses to optimize building air quality and energy efficiency through their energy utility

CALGARY, AB, July 20, 2021 /CNW/ - mCloud Technologies Corp. (TSXV: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of AI-powered asset management and Environmental, Social, and Governance ("ESG") solutions today announced it is offering its AssetCare™️ solutions for HVAC and indoor air quality ("IAQ") to small business customers of Con Edison, the energy company that serves New York City and Westchester County, N.Y.

mCloud is a solutions provider in Con Edison's Business Energy Pro program, which offers energy saving incentives to businesses located on Staten Island and in Westchester County.  Business Energy Pro is one of the first "pay-for-performance" incentive programs in the country.  Small businesses that participate earn payments for measured energy savings over a multi-year period.

mCloud will bring its full suite of IoT- and AI-powered capabilities to drive meaningful energy savings and help businesses ensure their buildings are compliant with state-mandated health and safety regulations.

The AssetCare HVAC and IAQ solution uses AI to drive HVAC energy efficiency improvements of up to 25% alongside continuous visibility and active management of a building's ventilation system and air purification technologies to ensure indoor building air is healthy and safe for occupants at all times.

"Through Business Energy Pro, Con Edison is excited to offer an innovative way for commercial customers to upgrade their equipment to save money, make their workspaces safer and more comfortable for employees and customers, and reduce emissions," said Dan Cooper, Senior Specialist for Energy Efficiency and Demand Management, Con Edison.

"As businesses re-open to the public, customers and employees alike are looking for assurance these establishments have taken every possible precaution to provide a safe environment," said Dr. Patrick O'Neill, mCloud's President, Connected Buildings. "We want our program to help accelerate the re-opening of New York and help hundreds of small businesses realize operational savings through reduced energy use and improve their revenue potential through the delivery of enhanced IAQ to attract safety-conscious customers."

Businesses interested in learning more about the Con Edison's Business Energy Pro program and mCloud's AssetCare HVAC and IAQ solution are invited to visit https://utilities.mcloudcorp.com/coned-bep/ to learn more.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Calgary, Canada with offices worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 59,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/July2021/20/c9689.html

%SEDAR: 00033047E

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 07:00e 20-JUL-21